SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra's Investor Relations Website Receives Two Awards

  -- 2004 Investor Relations Websites Global Rankings and
Awards Recognize Grupo Elektra's Effort
to Enhance Communication with Investors --

Mexico City, January 21, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*) , Latin America's leading specialty retailer, consumer finance and banking services company, is pleased to announce that its investor relations website www.grupoelektra.com.mx received two awards in the 2004 Investor Relations Websites Global Rankings and Awards, organized by MZ Consult, a group aimed to support listed companies in their relationship with capital markets. The recognitions acknowledge The Best 5 Investor Relations Websites by technical evaluation ( Top 5 Award ), category in which our site was ranked as number one in Mexico and fifth in Latin America.

"The awards reflect our team's constant effort to enhance our interactive communication with investors and analysts," said Rolando Villarreal, Head of Grupo Elektra's Investor Relations. "We are particularly pleased to be recognized in our attempt to provide investors and analysts with the information they need about the company's business, strategies, financials, news, search mechanisms and history. “

After an evaluation of 262 investor relations websites from 33 countries, the technical committee comprised of three members: Gregory Harrington (Linklaters), Paulo Arakaki (KPMG), and Nenette R. Co (Citigroup), all of them financial market professionals, ranked Grupo Elektra's website as the best in Mexico and among the five best in Latin America. The technical evaluation was based on the website's content, technology and data manipulation, interactivity, design, timeliness, and flexibility of language and currency.

In 1999, Grupo Elektra's investor relations website was awarded second place in the Latin Finance Magazine Editors Choice Awards, for the Top 10 Websites. Similarly, in 2002 and 2003, our website was recognized as one of the top five best IR sites in the awards organized by MZ Consult.

We invite you to visit us at our website – www.grupoelektra.com.mx – and let us know your comments and suggestions to further improve it. This will enable us to give you an enhanced service and information about Grupo Elektra.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra , Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico , Guatemala , Honduras and Peru . Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.